UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR THE QUARTER ENDED JUNE 30, 2023

Hawthorne, NY, July 26, 2023 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2023.

Quarter ended June 30, 2023 Highlights ─ compared to June 30, 2022

•
Net sales increased $2.2 million, or 1.4%, to $158.9 million.
•
Gross profit of $64.1 million (40.3% of net sales) compared to $81.6 million (52.1% of net sales).
•
Research and development (R&D) expenses of $16.1 million increased $4.6 million.
•
Selling, marketing, general and administrative expenses (“SMGA”) of $55.9 million includes certain one-time items of $6.2 million related to transitional expenses for the planned relocation of our Alchemee operations from California to New York. Excluding this charge, SMGA was $49.7 million, or $6.4 million below the prior year quarter.
•
Operating income/(loss) of $(7.9) million compared to an operating income of $14.0 million. Excluding the impact from the aforementioned certain one-time items, operating income/(loss) was $(1.7) million in the current year quarter.
•
Interest and other financial income of $10.9 million increased $9.0 million.
•
Foreign Exchange (FX) income of $2.1 compared to FX expense of $0.3 million in the prior year quarter; a favorable impact of $2.4 million.
•
Tax/(benefit) of $(4.6) million compared to tax expense of $2.0 million in the prior year quarter.
•
Net income was $10.0 million compared to net income of $14.1 million, resulting in earnings per share of $0.27compared to net earnings per share of $0.37. Excluding the impact from the certain one-time items in the current year quarter, net income was $14.9 million resulting in earnings per share of $0.40.

Cash Flow and Balance Sheet Highlights

•
Cash flow provided by operations for the quarter ended June 30, 2023, was $7.8 million; compared to cash flow used in operations for the quarter ended June 30, 2022, of $58.0 million (excluding the impact from the settlement and loss contingencies charges in the prior year quarter, cash flow provided by operations was $9.6 million).
•
As of June 30, 2023, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) was $1.3 billion in line with March 31, 2023.

Form 20-F Filings with the SEC

On June 29, 2023, Taro filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2023.

The Company cautions that the foregoing 2023 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2024. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Sales, net	$158,894	$156,665
Cost of sales	94,810	75,059
Gross profit	64,084	81,606

Operating Expenses:
Research and development	16,145	11,508
Selling, marketing, general and administrative	55,861	56,122
Operating income/(loss) *	(7,922)	13,976

Financial (income) expense, net:
Interest and other financial income	(10,890)	(1,926)
Foreign exchange (income)/expense	(2,083)	294
Other gain, net	390	445
Income/(loss) before income taxes	5,440	16,053
Tax expense/(benefit)	(4,593)	1,974
Net income/(loss) *	$10,033	$14,079

Net income/(loss) per ordinary share:
Basic and Diluted *	$0.27	$0.37

Weighted-average number of shares used to compute net income/(loss) per share:
Basic and Diluted	37,584,891	37,584,891

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	March 31,
	2023	2023
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$124,165	$154,495
Short-term bank deposits	119,980	119,980
Marketable securities	562,008	575,814
Accounts receivable and other:
Trade, net	226,873	202,260
Other receivables and prepaid expenses	56,555	57,210
Inventories	204,592	226,669
TOTAL CURRENT ASSETS	1,294,173	1,336,428
Marketable securities	451,174	404,896
Property, plant and equipment, net	189,590	190,139
Deferred income taxes	101,386	103,672
Goodwill	17,231	17,231
Other assets	81,495	83,147
TOTAL ASSETS	$2,135,049	$2,135,513

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$59,368	$68,485
Other current liabilities	325,638	317,064
TOTAL CURRENT LIABILITIES	385,006	385,549
Deferred taxes and other long-term liabilities	11,511	19,106
TOTAL LIABILITIES	396,517	404,655

Taro shareholders' equity	1,738,532	1,730,858
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,135,049	$2,135,513

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Quarter Ended June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$10,033	$14,079
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,892	6,978
Change in derivative instruments, net	—	(24)
Effect of change in exchange rate on marketable securities and bank deposits	(953)	747
Deferred income taxes, net	2,379	2,415
Increase in trade receivables, net	(24,814)	(19,321)
Decrease (increase) in inventories, net	21,977	(6,566)
Decrease (increase) in other receivables, income tax receivables, prepaid expenses and other	505	(467)
Decrease in trade, income tax, accrued expenses and other payables	(6,513)	(59,819)
(Income)/expense from amortization of marketable securities bonds, net	(2,729)	3,950
Net cash provided by (used in) operating activities	7,777	(58,028)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(6,793)	(2,074)
Investment in other intangible assets	(51)	(34)
Proceeds from short-term bank deposits, net	—	25,000
Investment in long-term deposits and other assets	—	(73)
(Investment in) proceeds from marketable securities, net	(31,860)	11,936
Net cash used in investing activities	(38,704)	34,755

Cash flows from financing activities:
Net cash used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents	597	(2,060)
Decrease in cash and cash equivalents	(30,330)	(25,333)
Cash and cash equivalents at beginning of period	154,495	251,134
Cash and cash equivalents at end of period	$124,165	$225,801

Cash Paid during the year for:
Income taxes	$261	$2,410
Cash Received during the year for:
Income taxes	$—	$12,511
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$740	$1,232
Non-cash financing transactions:
Purchase of marketable securities, net	$3,023	$2,050
Sale of marketable securities	$157	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2023

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director